

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2018

Brian MacNeal
Senior Vice President and Chief Financial Officer
Armstrong World Industries, Inc.
2500 Columbia Avenue
Lancaster, PA 17603

      Re: Armstrong World Industries, Inc.
          Form 10-Q for Fiscal Quarter Ended March 31, 2018
          Filed April 30, 2018
          File No. 001-02116

Dear Mr. MacNeal:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing and
                    Construction